     Filed by JPMorgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: The Bear Stearns Companies Inc.
(Commission File No. 001-8989)

The following is a transcript of JPMorgan Chase & Co.’s First Quarter 2008 Earnings Call:

C O R P O R A T E P A R T I C I P A N T S

Mike Cavanagh
JPMorgan Chase & Co. - CFO

Jamie Dimon
JPMorgan Chase & Co. - Chairman, CEO

C O N F E R E N C E C A L L P A R T I C I P A N T S

Guy Moszkowski
Merrill Lynch - Analyst

Glenn Schorr
UBS - Analyst

Mike Mayo
Deutsche Bank - Analyst

Betsy Graseck
Morgan Stanley - Analyst

Jeff Harte
Sandler O'Neill & Partners - Analyst

Meredith Whitney
Oppenheimer & Co. - Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen. Welcome to the JPMorgan Chase first quarter 2008 earnings call. This call is being recorded.

Today's presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements speak only as of the date hereof, and reflect management's current beliefs. These statements are, by their nature, subject to significant risks and uncertainties, and the firm's actual returns could differ materially from those described in the forward-looking statements.

Please refer to JPMorgan Chase's filings with the Securities and Exchange Commission including its most recent Form 10-K and Forms 10-Q for the description of the risks and factors that could cause the firm's results to differ materially from those described in the forward-looking statements.

At the conclusion of the presentation, you will have an opportunity to ask questions. (OPERATOR INSTRUCTIONS)

At this time, I would like to turn the call over to JPMorgan Chase's Chairman and Chief Executive Officer, Jamie Dimon, and Chief Financial Officer, Mike Cavanagh. Mr. Cavanagh, please go ahead, sir.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Great. Good morning. Thank you, operator. Good morning, everyone. You have got Mike here and Jamie as well.

As usual, we will run through a presentation that you can pull off the web. I will run through the numbers and Jamie will make some comments, then we will take Q&A for a bit. So, hopefully, you have the presentation in front of you. If you go to the first page, Financial Highlights, these are the highlights exactly from our press release. I am not going to sit here and read it verbatim for you.

But I guess I would just make the general couple of comments that you do see from the diverse earning sources that we have got, resulting in $2.4 billion of earnings for the quarter, inclusive of the $2.6 billion in markdowns in the Investment Bank that I will get to, as well as the strengthening of our credit reserves by $2.5 billion in the quarter, on top of the higher level of actual credit losses in the quarter.

Net is a benefit of the $1.5 billion, all that washing through given the broader sources of earnings we have to create the positive earnings of $2.4 billion, which really gets to my next point, which is really that the earnings helped build and strengthen capital with Tier 1 capital actually increasing again in the quarter to just around $90 billion. Maintains our 8.3% Tier 1 ratio, which we feel very good about.

But more broadly, that is with some growth in the balance sheet, so meeting the franchise needs of our clients as we operate through these tougher times. Along with the strength of the liquidity of the place, and the $12.6 billion in overall credit reserves, we feel like the balance sheet and capital position is all in good shape, and proud of how we have managed through the difficult couple of quarters we had in a row and maintained strength there.

And then I guess the last point I would make here is that we are dealing in tough times, but it has been very important to the team here that we maintain our focus on the underlying business momentum, and you really see it across the businesses. You can see a summary of it down here at the bottom, that revenue growth of 15% in Retail, the strong rankings we maintain in the Investment Banking fee side, and the market share gains we have taken there, and really in many of our other businesses, and the strong profit growth in TSS. We have spent a lot of time focused on it, and feel very good about the continued ability to drive underlying growth there.

Flipping now to the slide 2, not much to add versus the first page, but you do see at a high level the firm's kind of GAAP P&L, the $2.4 billion of reported net income, and EPS of $0.68, obviously down substantially from the very strong conditions we operated in and the record results of the first quarter last year. You can see on a net basis revenues and expenses down together, and the substantial story is obviously the big increase to $5.1 billion worth of credit costs, which, as I said, is about $2.5 billion of increase in allowance in the quarter, along with charge-offs ticking higher through prior year quarter and last quarter into this quarter.

So now, if we will move to the businesses. I will start with the Investment Bank on page 3. So here you see starting with profits, we had a loss of $87 million in the quarter, inclusive of a very tough month of March in the first calendar quarter of the year.

But working down the revenue pieces, you see that we had $1.206 billion of Investment Banking fees, which, while it is down, we feel very good about it, because as I said at the top, the strong rankings we have in Investment Banking fees, #1 with market share growth versus a year ago, as well as the top ranking we had in debt equity and equity related underwritings for the first time. We feel very good about the momentum we have serving clients in the Investment Banking space.

Moving along to Fixed Income markets. Here you see a substantial decline in Fixed Income markets revenues to $466 million. That is really where you see the $2.6 billion worth of markdowns across a variety of asset classes. I will take you through the details but it is $1.2 billion across mortgage related categories, and $1.1 billion in leveraged lending and a little bit of the remaining corporate loan positions we have in our warehouses make up the balance there.

When you really think about all other areas though, results included some records in rates and currencies, strong in areas like emerging markets, commodities and credit trading, and pretty much would throw the rest into the basket of mixed results generally, aside from that.

We have pointed this out before. The gain on the widening of our credit spreads as it relates to structured notes issued out of our Fixed Income markets and Equity markets businesses of $662 million in Fixed Income markets and $287 million in equities. I will just make the note that while that's spread widening on the structured note liabilities, we, of course, do have derivative related liabilities and payables that also change in value quarter to quarter by changes in credit spreads of our sales and our counterparties. And across the IB that was actually several hundred million to the negative as spreads on some of our counterparties widened more than we did, putting a little pressure actually on overall revenue. So just to put the $662 million and $287 million in proper context.

Moving on then to Equity markets, just shy of $1 billion of revenues. Relatively weak trading results, but strong client flows in the Equities business. And then, lastly, in the P&L for the Investment Bank, credit costs of $618 million, which includes the addition to reserves that we talked about at Investor Day making up the preponderance of that, as we moved $4.9 billion of our leveraged loans, which I'll talk about on the next page, into held-for-investment, as it is our intention to, at the levels they are at, continue to hold onto those.

Just commenting on the outlook in the Investment Bank P&L, we expect looking ahead continued good market share in the Investment Banking fee side, but probably a continuation of this lower absolute level of fees versus the levels we were operating at in 2007. And, in general, that near term expectations for trading should also be lower, just given the difficult conditions we are operating with, but obviously that could change quite quickly if markets open up some.

And then credit, the last driver of the P&L, we feel like obviously we have very strong reserves. You see the 2.55% allowance for loan losses to average loans, very strong, but remember, losses in Investment Banking can be pretty idiosyncratic on the credit side.

Now moving on to just some of the risk classes in the Investment Bank on page 4, you see leveraged lending, the same page we have showed you for a couple of quarters now. Here again we took $1.1 billion of write-downs and we have remaining commitments of $22.5 billion. In the second bullet on the page, you can see we just walk forward from where we ended last quarter, $26.4 billion, down to the $22.5 billion. Really $2.3 billion closed or distributed or otherwise reduced during the quarter.

We added, and this is worth noting and pointing out, that we are capturing here all new commitments as well. Obviously new commitments of $3.3 billion done at market terms, i.e., not covenant-lite, not overleveraged, so capable of being distributed, and therefore not requiring -- not related to the markdowns we have taken in the quarter, which relates to some of the stuff that got stuck from last summer. And then, of course, we transferred the $4.9 billion to held-for-investment that I talked about on the prior page.

So all in all, on average, we have got an 11% write-down on the balances there, but that obviously widens out when you really consider that it's the new commitments that are part of the denominator, they don't require a mark against them. So we are more in the mid-80s when you really think about it for the troublesome deals, in terms of where we are marked. Still obviously a large risk for us though at $22.5 billion of leveraged loans on the balance sheet.

Now moving on to page 5, the remaining areas that we have talked about before, start with mortgage related, so you see not a lot of movement here in balances. Let me just comment on it quickly. Prime and Alt-A mortgages in the mortgage trading areas, $13.7 billion of balances last quarter, down to $12.8 billion this quarter, largely due to the $1.1 billion of markdowns we talked about and took in the quarter.

Subprime exposures were $2.7 billion gross last quarter, down to $1.9 billion gross, with markdowns net of hedges of $152 million. Exposure here is hedged with $1.6 billion against the gross positions. So we do continue to feel we are well-covered in the subprime space, as we have talked about in prior quarters.

And then lastly, in mortgage CMBS exposure of $13.5 billion, down from $15.5 billion, and this is one we had some modest markdowns here, but we are not breaking that out, given that we really consider this to be kind of normal trading activity at this stage, relative to some of the other areas where we are capturing some more warehouse positions that we are stuck with.

Collateralized debt obligations, which as we have talked about before, is not subprime related at all. This is corporate debt largely in these CLO warehouses, $5.5 billion in those warehouses last quarter, down to $4.4 billion, and $266 million of marks. So that is the area away from leveraged loans where we took some significant marks in the quarter. And last comment, a little bit of increase, from 5% to 6% would be my estimate, in terms of Level 3 assets for the firm for the quarter. So not something that gives me any pause.

Moving ahead now onto the retail business, slide 6. So here as usual we would just before talking about the P&L just point out some things about the health of the business and the drivers of the P&L overall. So you see $214 billion worth of deposits, up 4% from a year ago. $11.1 million checking accounts, up 9% from a year ago, which then drives all the increased sales and investments; Product and sales force in the branches drive the rest of the stats that you then see related to the branches.

Moving to the origination, loan origination side, you see given the tightening of underwriting standards in home equity, 47% decline from a year ago, to $6.7 billion of originations in home equity in the quarter. And then moving on to mortgages, $47.1 billion of originations, the bulk of that is in the conforming space.

Now moving onto slide 7, we get to the P&L for Retail, so a net loss, inclusive of all the credit costs and the reserving done, of $227 million for the quarter. But again, starting at the top, you got the $4.7 billion worth of revenues, up 15% from a year ago, which is fundamentally organic. There's no acquisitions added in this period versus the prior period.

And so when you really skip down a little bit and look at the Regional Bank, which earned -- in the consumer and business banking portion of it, earned $545 million. The revenue there is up 11% on higher loan balances and higher deposit balances and wider spreads, as well as higher levels of deposit-related fees. So given this great revenue momentum in the Retail banking business for the reasons we talked about on the prior page, as well as revenues up overall, with growth in production and mortgage banking as you saw from the prior page.

On the credit side, I will get into it in the next few slides, but total P&L impact in credit costs, you see the numbers circled of $2.5 billion, so that is $800 million worth of charge-offs, $1.7 billion of addition to allowance, with $1.1 billion of increase in reserves in the home equity space, as we had talked about at Investor Day, as well as about $400 million in subprime, and some in the prime space as well. You see before we leave this page, overall for Retail related to credit costs, the allowance to loan losses to loans improves again to 2.28% .

Now, moving on to the slide 8 on home equity, here we took you through a lot of detail on Investor Day, Charlie did, about really the details, what is driving the trends that we are seeing here. But so I won't repeat all that but I would say we just continue to see those credit trends degrade, as we said at the time, continuing to have bad roll rates in credit, as well as high severities.

So we are not yet ready to predict where this peaks, but as we had talked about, if you just look at the box in the upper right, you see charge-offs up to $447 million. We had talked about $450 million or so for the quarter when we were at Investor Day, and we also said at Investor Day that given the trends we see, we could reasonably see that number doubling by the time we get to the fourth quarter, so the $450 million becoming potentially $900 million for the outer part of the year. It is still hard to exactly predict, but we would continue to say that that is in the realm of the potential outcomes there. So trends continue to be as we talked about here during Investor Day.

So moving down to the bottom, you just see that, as a result, we have increased the loan loss reserves as we suggested we would by $1.1 billion here, taking us to a level of future losses covered, so-to-speak, by that reserve of amounting to $2.6 billion on an annual basis. Obviously, higher than the level that we are currently running at, but in light of what I said in terms of expectations of higher levels, the reserve needs to go up, and just a comment, and this is true for the way we think about loss forecasts and reserves, I will just say that what we have embedded in there is certainly affecting our loss forecast is home price appreciation declines. We are expecting declines nationally for this year on top of what we have seen already in the high-single digits, which translates to peak to end of year losses in some of the tougher markets, Arizona, California, Florida, in the mid-20s, peak to end of year, and so that is what is contemplated in terms of home prices.

Obviously, as we talked about, we just continue to roll forward, carry forward the bad loss roll rates. As the various vintages age, we don't assume improvement in roll rates. We are not relying on FICO scores as we do our work there. And then, again, in terms of the broader economy, we don't contemplate anything getting materially better nor worse from here. So those could be some of the factors that would affect us as we do losses in future quarters.

Moving on now to subprime mortgage on the page 9, I will be quicker with these. So just skip to the upper right. So you see, we have certainly higher than we expected roll rates of dollars of balances, moving from the late delinquency buckets to charge-off and loss, beyond what we talked about last quarter where we saw $71 million of charge-offs. We now jump to $149 million, and, as you recall, we had set up reserves to cover on average $75 million of losses per quarter, so with this degradation, we have added $400 million plus to reserves here, which covers for annualized losses to the tune of about $700 million. Obviously tightening underwriting standards across all areas, very much so, and at this stage in subprime, the tightening that we have done left us with almost no subprime production in the month of March.

And then lastly, on the next slide 10, prime mortgage, you see the upper left the 30-day delinquency trend, even moving into the prime space, and, as a result, which is really just the effect of home price declines bleeding into the prime mortgage portfolio, you see net charge-offs of $50 million, up from $17 million last quarter. So here again, higher losses, as well as about $250 million of additions to reserves, and given we book -- we hold much of the balances here as you see in the upper right in Corporate, where we also hold mortgage securities.

Now moving on, finished up with Retail there. Let's move on to Card Services on slide 11. So starting with profits of $609 million, down from a year ago. Again driven by the $1.670 billion of credit costs, which is all charge-offs, no changes in reserves here.

The charge-off rate you see down at the bottom circled of 437 basis points, behaving consistently with what we said in the second half of last year, looking into this year, is that we did see and expect to see a normalization, and that the first half was expected to be, in our minds, around a 4.50 charge-off rate, with likelihood but not yet visibility into the second half of the year as we started this year, that we could be approaching 5% by the end of the year. So I think at the 4.37% we are at now, looking ahead, we do expect to see us progress towards something in the neighborhood of a 5% charge-off rate, as we get to the back end of this year.

On the revenue side, $3.9 billion, and up 6% from a year ago, and a couple of pieces there, 3% growth in outstandings from a year ago, charge volume of 5% overall increase, which includes a 10% increase in sales volume. Remember, we have tightened up on balance transfer offers and other promotional offers which deflate the amount of charge volume that we get from balance transfers.

And then last piece there, second bullet from the bottom, the net interest margin continues to widen a little bit to 8.34%, which includes the shift away from low rate intro balances. Outlook, as I said, 4.5% to 5% full year losses, trending higher as we get through the rest of the year, and probably a little bit of an effect of slowing card spend, which is what we have seen in the past couple of weeks.

Commercial Banking, on the slide 12, you see profits of $292 million, down a touch from a year ago. On the revenue side, up 6% from a year ago, primarily driven by Treasury Services and lending growth, which are associated with, as you see, the $68 billion and almost $100 billion of loan balances and deposit balances, respectively, which are up 18% and 22% year-over-year each -- just demonstrating the growth in the client franchise there and the growth in the balance sheet and the revenues associated with that. Expenses relatively flat, so a nice expansion of operating margin in the business as the team there does quite a good job.

Credit costs you see $101 million, a 48 basis point charge-off rate as we get some normalization here. In particular this quarter, you see a good scrubbing of our homebuilder real estate portfolio making up the preponderance of the movement that we see into non-performers and charge-offs in the quarter.

And the outlook here, I would say, is just continued underlying growth as we have seen, and credit continuing to normalize. Though I would say that if you look at the 265 basis points of allowance to loans to average loans, among the tops in the industry. So we feel very good about the reserve levels in the Commercial Bank.

Moving on to Treasury Services, slide 13, profits of $403 million, up 53% from a year ago with strong pretax margins. The customer balances on the Treasury Services side, primarily up 21% to $250 billion plus and assets under custody of nearly $16 trillion, up 7% from a year ago, gets us to the 25% revenue growth we had from a year ago, which is double-digit growth in both of those businesses. And I would just point out, we do in fact benefit in this business from some of the market volatility; wider spreads on securities lending and some of the other product areas helps here.

So again outlook here, we would expect to see continued good growth in the business, seeing a nice flight to JPMorgan, and some of the balances that our customers bring to us, and, as I said, we continue to, so long as market conditions continue to be challenged, we will benefit from some of the market volatility on the revenue side.

Last of the businesses, Asset Management on slide 14, you see profits down for the first time we have seen this picture in a while, $356 million, so let me spend a minute on the story here. Revenues down to $1.9 billion. Let me just focus for a second on the quarter-over-quarter explanation. So the real, major component is the fact of seasonality of when we actually bill and recognize performance fees. We have a seasonal spike in the fourth quarter related to some of the hedge fund billing that we do. That together with the decline in market levels we have seen, which is really the basis for the management fees we collect on the rest of the money management that we do, are the two factors that really bring the revenues down quarter-over-quarter.

The story there I guess outlook-wise is at these levels of markets, indices and so forth, we would expect that kind of run rate of revenues is where we should expect to be, barring seasonal spikes in performance fees, which we won't see again until the fourth quarter of the year. So I think there is a good level of revenues to be working with as we look ahead.

Assets under management, you see $1.2 trillion of assets under management. I will just point out, very strong liquidity flows, $68 billion of liquidity flows into the business, and then other flows in the private bank, private client space, about $22 billion of flows into our client business in the first quarter, which is tremendous.

Obviously much of that in liquidity as well, so while you see assets under management holding up, actually up year-over-year, and flattish versus last quarter, given the mix from higher fee to lower fee liquidity products, that presents an opportunity over time to move our clients into other products that give us a bigger revenues. But for now, it goes back to the comments I made on revenue as we look ahead. But we do as well expect with the hustle that we have got on the asset in-flow side to see asset in-flows continue.

Lastly, for profits, let's talk about Corporate on slide 15. So you see the three pieces that we have broken out, the Visa gain here. I will start with Private Equity, after tax profits of $57 million on private equity gains of $189 million. The outlook here will certainly continue to be volatile as we have already said.

I would just additionally say that I don't have much of a visible pipeline, in terms of the likelihood of very many deals, though there are several that could fall into the remaining quarters of this year, but just not the same kind of visibility we had in a year like 2007, which was obviously very strong for us. But a lot of that is subject to things we don't control, and what the markets allow for in terms of exits of investments, so a word of caution in predicting that.

Then in Corporate I will just start with the Visa gain, so you see $955 million after tax. That is on the $1.5 billion of sale proceeds that come from the sale of the portion of the 50% of our ownership that we sold, net of an amount of shares that were retained by Visa to fund a litigation escrow.

Then we, of course, do have another 50% that we still own and hold on our books at cost, which is essentially zero. Corporate excluding Visa profits of $15 million, X the sale of Visa, lots of swing items in there. What I will do is just kind of point you to the outlook ahead, where we typically talk about $50 million to $100 million negative, and I would just continue to give that as my best estimate of how to think about that on average through time, though again, that is going to be a pretty volatile line item as you see this quarter.

Moving on to slide 16, you see capital and balance sheet, so again, a Tier 1 ratio of 8.3%, tangible common equity of $74 billion, up by about $2 billion from last quarter growth in Tier 1 capital, all accommodating a several percentage point increase in risk weighted assets as we serve client needs. I would again say the liquidity and funding position is very strong, I don't need to repeat myself there.

And then you see in a summary basis at the bottom here, the allowance coverage ratios for each of our businesses, which you can check yourself, match up very strongly for total credit reserves of $12.6 billion. So the sum picture there is a very strong balance sheet and funding position for the firm, which we feel good about.

Let me just give one last page, slide 17, before I hand it over to Jamie, just some of the technicals on the accounting side and timing related to Bear Stearns. So we do expect the deal to close by June 30th calendar, we are hoping to hit. I will just say now, administratively, we do expect that the month of June will be our first close of the books with Bear Stearns in it. So as a result, in looking at the tight calendar we have in July, we are going to be doing our earnings on July 22nd, a Tuesday, versus the usual Wednesday prior that we would normally do it. But too tight to do it on that timeframe, so just a heads up now.

In terms of what is going to happen at the time of the close on the accounting front, we do expect, and I am just summarizing the S4 that was filed, the merger proxy, so you can go back and then come back with any questions through IR. But to summarize it for those of you who haven't poured through it, we expect at a mid-point range that we put in the S4 to have an increase in our book equity, our capital of about $5 billion, plus or minus a little bit. All these numbers are still moving and just estimates, subject to change. But here, that is incorporating the results, estimates of our results for Bear now through the close. The cost of the deleveraging that we talked about, as well as various purchase accounting adjustments, restructuring costs, litigation, et cetera, all wrapped up in that.

The other item you should understand is that that more or less will be the amount that -- a similar amount will run through our P&L in the second quarter as an extraordinary gain, so below the line, but affecting net income, and that is how it gets into the capital account. Once we get beyond the second quarter, we do expect some amount of the overall deal costs, merger costs, to still be borne in the second half of the year. That could, rough numbers, could be in the range of $500 million to $1 billion after tax in the second half of the year.

And then lastly, capital ratios as we have said before, we expect them to remain strong after we do the Bear Stearns deal. And as we have said on that score, we do plan on reducing the Bear balance sheet in an orderly way that's already underway, and it is part of the objective of the overall deal. As such, we have gotten some regulatory relief for the Bear Stearns assets that we will be bringing on, as we calculate our regulatory ratios for the next several quarters, but I will go through all of that detail when we actually put out our second quarter results in July.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

So hello everybody. I am going to do two quick things, one is give you a little update on the Bear integration, and then also just overall comments. Bear Stearns, obviously a deal has really never been done exactly like this, but now we are in full merger mode.

We have a mull merger integration office, it's kind of like a military operation, hundreds, maybe even thousands of people are now involved. We have been through all of the major real estate, all the major data centers. The Investment Bank will occupy all of 383 Madison, which we think is a great building. We will be building two brand-new trading floors there, which we think will be Best-in-Class. They already have five, so there will be seven in total.

The management team, I really should say, the really heavy lifting is being done by Steve Black and Bill Winters, and the whole management team of JPMorgan Investment Banking, now including several members from Bear Stearns, who are really pretty much working around the clock. The next round of things to be announcing by business, so Equities, Fixed Income, et cetera, who the management teams are, so we can go about the people selection process. We are treating it as a real merger. We are trying to get the best people, to make sure we capture all the things we want to capture.

All 14,000 people we hope will be informed about their future some time before the close, which we hope will happen before June 30th. And we think the better we can tell people, the sooner we can tell people, the better. I do want to point out that we have a talent network office set up that's be fully staffed. We have put a freeze on in hiring for JPMorgan in New York City, not because we are afraid or anything like that because of a recession, but because we have a lot of open reqs, a lot of temps, a lot of consultants, and we want to give those jobs first to anyone who is dislocated in this process, whether a Bear Stearns employee or a JPMorgan employee, because some of the pain unfortunately will be also borne at JPMorgan.

We will be contacting a lot of your firms to let you know that we have got some really talented people who would like to continue working. So we are really going to try to do an unbelievable job to place as many of those people as possible in New York City, if they can't get something here.

We have on the data -- on the system side, we have already pretty much selected most of the major applications, so we know what we are doing there. We will start moving people in short order, in the next month or so, and we have kind of consolidated all the risk positions into one risk format.

We are already deeply engaged in making sure we are looking at the consolidated risk and understanding it and starting to derisk a little bit the added risk positions that come on from Bear Stearns. If you asked, I would say it is probably down about 20% or so from the time the transaction was done. So the teams are working well together.

We still think that this could be a very good thing for shareholders and that we can capture $1 billion or more of profit as we consolidate Bear Stearns in. And for the Bear Stearns folks, I just want to remind people, a lot of great talent there. A lot of really great talent and we have been getting to know the folks and we do nothing but get more excited about the possibilities across virtually all of our businesses.

And then overall, we feel pretty good about where we are. I just want to emphasize and I am a little bit of a contrarian, great underlying numbers again. The underlying numbers, deposits, loans, growth, bankers, assets under management, custody, are what are going to really drive the future of this Company, and we really feel good about what we see. And in Investment Bank, Mike mentioned it, I just want to emphasize it, #1 global debt and equity and equity related tables for the first time ever. So congratulations to the folks who accomplished that.

With that, we will turn it over to you all for questions.

Q U E S T I O N S A N D A N S W E R S

Operator

Thank you, sir. (OPERATOR INSTRUCTIONS) We will take our first question from Guy Moszkowski with Merrill Lynch.

Guy Moszkowski - Merrill Lynch - Analyst

Good morning.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Guy.

Guy Moszkowski - Merrill Lynch - Analyst

I just wanted to follow up on the Bear Stearns discussion. First of all, just some clarity. You said risk positions down about 20%. Would we be able to apply that number to the $30 billion or so of assets which the Fed was helping you fund?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

No. That is a completely separate thing.

Guy Moszkowski - Merrill Lynch - Analyst

So that 20% would be some kind of a risk adjusted notional number that you are thinking about?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

I am using 20% because it is really complicated. The balance sheet risk, hedging, we are just trying to get a little more derisk as we put on our balance sheet. Don't use that number too specifically.

Guy Moszkowski - Merrill Lynch - Analyst

And are you still comfortable with the idea of around a billion dollars of earnings run rate there?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Yes. Yes.

Guy Moszkowski - Merrill Lynch - Analyst

What would you say have been the biggest surprises and the biggest disappointments, if any, as you have kind of looked through their businesses and the risk management there?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

You know, initially when we did the transaction, we really worried much more about the down side than the upside, and now we are getting to meet the people and see all of the other possibilities there, so there are very few real negatives in addition to the things we worried about before, and the positives are across most of the businesses, some very good people, equities, prime brokerage, corresponding, commodities, fixed income, mortgages, research, we just see a lot of good things there, so we are working hard to try and capture all of that as fast as we can.

Guy Moszkowski - Merrill Lynch - Analyst

Are you going to run prime brokerage as a joint venture between the Investment Bank and TSS?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Right now it is going to stay in Investment Banking in the Equities business.

Guy Moszkowski - Merrill Lynch - Analyst

And just switching gears to the CMBS exposure that you talked about, as you mentioned, you didn't highlight any write-downs there. Would that be on a gross basis, or because hedges helped you out there? And could you talk about how hedging helped you in that portfolio, in particular during the quarter, and maybe how that might have changed since the first of April?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

So we lost a little bit of money there, and so we are not going to get into too much specifics. There you are able to hedge, because there are places you can hedge in CMBS, et cetera, unlike Alt-A where it is just really hard to hedge Alt-A. So we feel pretty comfortable with those exposures, and actually, Mike mentioned April, things started to trade a little bit more in Alt-A and CMBS, in the cash side of CMBS, not just the derivative side.

Guy Moszkowski - Merrill Lynch - Analyst

Thanks for that. Just a question on whether you are seeing anything that would give you some signs of stabilization of the loss and delinquency rates in the home equity portfolio?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

No, it is exactly what we saw, higher, more houses are going negative equity, roll rates are high, home prices we expect to still go down. We have not seen it. We will see it eventually, but we have not seen it yet.

Guy Moszkowski - Merrill Lynch - Analyst

And just back to the Investment Bank for a moment, is there any change in your compensation structure that you are anticipating for this year, early as it is, in terms of stock, cash mix, or anything like that, that would have driven a lower percentage accrual, than what we usually would see for you guys?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

No, the accrual is pretty close to what it has always been, which is for us 42%. We make a whole bunch of adjustments, close to 46%, when you compare it to other investment banks. The answer is no, it is really early in the year.

Guy Moszkowski - Merrill Lynch - Analyst

Okay. And then I am just going to revisit this issue, this is the last question, revisit this issue of your putting some of these leveraged finance assets into held-to-maturity, or held-for-investment, as you called it.

Obviously, you are putting these assets in at a significantly marked down price, and on top of that, you reserved at what is pretty close to a 10 percentage point rate. And I guess the question I have is, is that strictly a matter of accounting mechanics that you really can't take into account the fact that you are already buying the loan at a discount, essentially buying the loan into that portfolio at a discount to face? It just seems like you are building pretty massive reserves for that portfolio.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Yes, so two things. One is the accounting rules are you move it at fair value. You calculate what the reserve would have been. If the reserve is more than the discount, you add it up. You have to add it back in. Obviously, it is conservative where we figured the mark. On the other hand, we like conservative loan loss reserves. That wasn't a negative to us, because we like building loan loss reserves for rainy days.

Guy Moszkowski - Merrill Lynch - Analyst

Yes, no, the economics are what they are. But apparently the net impact is what you just said, that --

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

If we had not done it, we wouldn't have put up the $500 million as of that date. Those loans would change in value.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

That is the issue, guys. We took action before some degradation in spreads, and so we would have taken more marks during the quarter. So there is a little bit of a difference, a little bit of incremental costs in the quarter related to that move, a couple hundred million dollars.

Guy Moszkowski - Merrill Lynch - Analyst

That is fair. Thanks very much for all the information. Appreciate it.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

No problem.

Operator

We will go next to Glenn Schorr with UBS.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Hey, Glenn.

Glenn Schorr - UBS - Analyst

Hey, what is going on? On the home equity, just finishing that thought up, have you had any success in reducing the non-draw lines, and can you remind us how big they are right now?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

We do what we can do, but Charlie's answer at Investor Day, and just talking through it, I wouldn't point you to it being a substantial impact, despite what we have all read in newspapers about there being, the rules don't really easily allow for you to preemptively bring lines down, so I wouldn't say that there has been a substantial change in risk profile as a result of doing that, though I would say we are as focused as we can be on that. I don't have the open line number off the top of my head.

Glenn Schorr - UBS - Analyst

No worries. Just off the top of your head, have people been pulling them down, or have they just been kind of hanging out there?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

The losses you see include, tend to be pull down lines at the time we are losing money, so --

Glenn Schorr - UBS - Analyst

Got it. Quickie on the outflows and Asset Management around 21 billion across the Equities balance and alternatives, any color there that I might have missed on those prepared remarks?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

No, but it is a little bit in Europe in our retail distribution through third parties in Europe, that we and others lost a little ground there. So that is where you have seen some of the preponderance of outflows, and like I was saying earlier, though, significant in-flows, though at different revenue per asset levels into liquidity products was very strong, as well as great in-flows into the global private bank franchise.

Glenn Schorr - UBS - Analyst

Okay. Last one for both of you all is obviously the Bear transaction is pretty involved and tapping a lot of people's time, but it doesn't really impact the retail banking side of the house. Given your capital ratios, given in a weird way this is the environment you have been waiting for, and it feels like properties are getting cheaper and available. Do you have the bandwidth to take on something if something was attractive now?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Yes.

Glenn Schorr - UBS - Analyst

Enough said. All right, thanks, guys.

Operator

We will go next to Mike Mayo with Deutsche Bank.

Mike Mayo - Deutsche Bank - Analyst

Good morning.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Good morning, Mike.

Mike Mayo - Deutsche Bank - Analyst

Can you elaborate on the commercial and wholesale NPAs, which were up by over half? And I recognize that loans to homebuilders are going bad, but what else is causing the increase?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

I guess it is up by half from very low levels, so a few hundred million dollars of increase in non-performers on what, a $60 or $70 billion portfolio I would say more in the category of getting a little bit of normalization. But I would say the largest explanation is, we have got about $1.5 billion of loans to homebuilders, Todd and "Team Maclin" have scrubbed that portfolio hard, given everything that is going on. As a result some charge-offs and movement of like half or a little more of the change in non-performers, and a little bit more the charge-offs relate to just that activity. The rest is just generally spread around.

Mike Mayo - Deutsche Bank - Analyst

And I guess the bigger question is are the problems from homebuilders and homes spreading more to commercial? Is it more than simply normalization?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Real estate is getting worse, yes.

Mike Mayo - Deutsche Bank - Analyst

And your bread and butter commercial companies?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Not much more than normalization there.

Mike Mayo - Deutsche Bank - Analyst

And as it relates to the Bear transaction, what will your pro forma book value or tangent book value be?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

The $5 billion that Mike gave will go right directly to the Equity account.

Mike Mayo - Deutsche Bank - Analyst

And you said capital ratios afterwards will be strong? Can you give any sense relative to your 8.3% Tier 1 ratio?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Our intent is to maintain similar strong ratios going forward, so with Bear Stearns we are getting some equity, we also get some preferred, we get a lot of long-term debt. We are still working on making sure the risk rated assets are coming down a little bit. But when all is said and done, quarter by quarter, we will have pretty strong ratios.

Mike Mayo - Deutsche Bank - Analyst

And then lastly, prime mortgage loan losses went up too. I mean, that is to some degree expected. But we heard a lot about subprime and Alt-A and home equity. Can you elaborate on prime mortgages?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

They are getting worse, Mike.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

It is home prices burning through whatever underlying, whatever lies under the prime mortgage, and the same dynamics.

Mike Mayo - Deutsche Bank - Analyst

All right. Thank you.

Operator

We will go next to Betsy Graseck with Morgan Stanley.

Betsy Graseck - Morgan Stanley - Analyst

Thanks. Couple of questions. One on Bear, the billion dollar run rate that you are expecting there, given the expectation that you are derisking the portfolio, I would think that means that we should assume that the revenue run rate should come down, so you are hitting the billion number with the cost saves? Is that a fair way to think about it?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

All-in, yes, a fair way to think about it.

Betsy Graseck - Morgan Stanley - Analyst

Okay.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

It may take a little bit of time to get that, but that is what we do expect still.

Betsy Graseck - Morgan Stanley - Analyst

Yes, because --

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

And possibly better, by the way. We are not saying it can't be better, because we are still working on all the issues, like I said, this was not a merger done in an ordinary course.

Betsy Graseck - Morgan Stanley - Analyst

Right. I mean, it is just the 8-K, the Bear 8-K that was put out last week indicated the degree to which revenues were hit recently. Maybe if you could comment a little bit as to what you think the run rate of revenues is relative to what they indicated in the 8-K?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Really can't because we didn't spend much time reconciling all of that.

Betsy Graseck - Morgan Stanley - Analyst

Okay.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

If I could just mention here, someone talked about the bandwidth about our ability to do a retail deal and Bear Stearns. One of the reasons we were able to do something like Bear Stearns, is because we had the management team who can actually execute it. We have spoken before in the past about price has to be right, the ability to execute, and so we also have a management team and retail that can execute it, people who have already consolidated systems, on top of what they have done, we did the Bank of New York transaction.

So we actually have the management teams, and the systems and the back office that can execute things like this, so that is what makes it possible. I would tell you several years ago it would not have been possible.

Betsy Graseck - Morgan Stanley - Analyst

In was some speculation that you had been involved in looking at the WaMu transaction. Is that something you could comment on?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

We are not going to comment on it. You should assume we look at everything.

Betsy Graseck - Morgan Stanley - Analyst

Okay. On just the loan growth and the asset growth generally, when I look at it on a consolidated basis, the Q-on-Q growth rates are slowing, there is obviously some specific pockets of acceleration, like in commercial loans, not only in the Investment Bank but also in the Commercial Bank, and then your trading assets, in particular derivative receivable trading assets. Could you comment a little bit as to what is driving the growth rates in those categories, and whether that is proactive on your part, the degree which is proactive on your part, versus customers drawing down lines, or utilizing your balance sheet?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

I will comment on the derivative one. Remember that number bounces all over the place, because they are mark-to-market, and starts with no receivables, could become a very large receivable, depending on how things move, remember a lot of those are fully collateralized. So it isn't like you have that kind of exposure on all of that, that is always going to be bouncing around. As you grow your business, the chance of that volatility, of that asset moving around and growing is higher.

On the loan side, I will just tackle Commercial Bank because I think it is indicative of other places. We think this is a great window of time to be there for our clients. So yes, there is a degree to which it is existing clients that we are providing capacity to. I would say just going back to the real estate comments, it is general commercial and industrial, more so than it is commercial real estate there as a point. Government profits with some of the dislocations in the muni space, there is activity going on there.

But also, this is a great window of time to go after the prospects we have in Middle Market banking, for example, around the country, and that is what our folks are actively doing, and it is true there, it is true in the private banks, that we definitely, Glenn commented on it, we want to use this time to build our franchise, to be there and use our balance sheet in a smart way, to build our franchise for the long-term and get new business, as well as cement existing relationships, I would say it is the general nature of the loan growth.

Mike mentioned it but I should add that on slide 4 on leveraged loans the $3 billion of new loans, that included one fairly large one, but it also included 10 or so much smaller ones, which we are still in business, we are still willing to do that, we still want to facilitate clients. We look at that as a positive sign, as indicated, leveraged finance is still there, give us a call.

Betsy Graseck - Morgan Stanley - Analyst

When you are thinking about the capital ratios that you want to be holding, and I know you have talked long about having a fortress balance sheet, and your tangible equities are definitely the highest in the peer group, how do you think about the opportunities to grow, given the size of the balance sheet you have got today, what you have got coming on from Bear relative to peers, because you do live in a relative world, and you do have some peers that are increasing capital ratios, to deal with deteriorating credit and extending duration on their assets.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

I guess, Betsy, I am not worried about us falling out of the place we hold on a relative basis through time, but I would say that the important thing is, know, we use this as an opportunity to really make sure we maintain efficiency of the balance sheet. So all of our businesses understand the importance of maintaining a strong capital position, and how it is benefiting the business broadly.

So are actively working hard to use tougher times to make sure we eliminate wasteful use of the balance sheet, so we can redeploy it in normal course, without having to see our capital ratios degrade. So that is the general dynamic. Beyond that, so the last thing we want to do is close down for ongoing business. It would hurt the franchise, and that is not the point of trying, it wouldn't be the point to try to maintain a strong capital position at the expense of the franchise.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Look at it. I think we start early but we have been adding jumbo loans to the balance sheet. We are growing the mortgage business, we are growing loans and deposits in the private bank. We haven't scrimped where we want to grow, and have the ability to grow intelligently. If we ever do a really bigger transaction, we can always finance that too. You don't have to try to do it off your own balance sheet.

Betsy Graseck - Morgan Stanley - Analyst

Okay. Thanks.

Operator

(OPERATOR INSTRUCTIONS). We will go to Jeff Harte with Sandler O'Neill.

Jeff Harte - Sandler O'Neill & Partners - Analyst

Good morning, guys.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Hey, Jeff.

Jeff Harte - Sandler O'Neill & Partners - Analyst

You talked a little bit about prime mortgage, and that it is definitely getting worse. But I look at a 48 basis point charge-off ratio on and say wow, that is pretty bad. From that as a base, how much worse do you envision it getting, or could it get?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

First of all, the risk factors in prime mortgage are exactly the same as in elsewhere, which is negative home prices, high LTV, things like that, and I think it will probably get a little bit worse, and we probably owe you a better answer than that. But it is hard in almost all these mortgage areas to say exactly what is going to happen to behavior. You can guess as well as we can what is going to happen to home prices. We expect it will go down another 7, 8, 9% in '08.

Jeff Harte - Sandler O'Neill & Partners - Analyst

Okay. And in Asset Management, just doing back of the envelope math, looking at revenues, annualizing them, and looking at the assets under management, I am getting something like a 48 basis point fee yield. That seems kind of low, I understand there is a lot of stuff going on. Were there any fee reversals, previous incentive fees, or anything like that in the quarter, previously recorded incentive fees?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

No, no. Like I said, the timing of all the kind of performance driven fees is unfortunately not smooth over time. So you obviously have the issue of what is performance, but that wasn't the issue in this case, so much as a fourth quarter spike, we come off that, at the same time we have asset levels due to markets coming down, and bringing, so you had a double effect.

Jeff Harte - Sandler O'Neill & Partners - Analyst

Okay. And in Commercial Banking, commercial lending specifically, as we look forward, I guess looking at a 38% year-over-year loan growth, makes me a little concerned if we are seeing mass credit deterioration that some of the loans that you are putting on today, you may wish you didn't have them six, eight months from now if credit goes the wrong way. How comfortable are you with overall kind of commercial credit quality, and where we are heading?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Well, assuming that we have the exact same concerns you have, we have been very careful. So assume that we think we are getting good credits, and Mike mentioned government not for profit, that is a big piece of the recent growth. We think the people we are doing business with have good credit. We are being careful. As you know, a lot of it is not real estate. That portfolio has gone down.

Jeff Harte - Sandler O'Neill & Partners - Analyst

Okay. Thank you.

Operator

We will go next to Meredith Whitney with Oppenheimer.

Meredith Whitney - Oppenheimer & Co. - Analyst

Hi, good morning.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Hey, Meredith.

Meredith Whitney - Oppenheimer & Co. - Analyst

My questions are all around consumer. I wanted to get some comments on what you are seeing in Auto, why you are growing that portfolio, and then more broadly, on your funding strategy with respect to consumer, the higher cost of funding and securitization market, has your strategy for funding any of your consumer buckets changed? And then competitively as it has changed for your competitors, what do you see the outlook there, in terms of market share gains or potential problems because of a slowdown in available credit for consumers at large, if you could just comment on that, that would be great?

Mike Cavanagh - JPMorgan Chase & Co. - CFO

I guess in funding consumer, non-card, obviously our name in the card funding space is a strong issuer of securitization on the card funding side, we will continue to do that as a main source of funding. I think when we look at the other categories of consumer assets, the securitization markets tend to be more expensive than us, just raising the natural sources we have, coming through the deposit side, particularly of the retail business itself, but the firm more broadly.

We have a wealth of deposits, so we are not a price leader in terms of ratcheting deposit prices higher, so we do need to be conscious of what we see going on with competitors in the regional markets that we operate in on the deposit side, having fewer sources of funding, and thus, pushing deposit pricing up. So we are mindful of that as the major source that we have for consumer funding.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

But strategically, we are always better off. We have all the options, our costs of funds are lower, we have multiple sources of funding. So whatever happens, we are still better off than the competitors.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Does that help, Meredith?

Meredith Whitney - Oppenheimer & Co. - Analyst

Well, to the extent you are better off, and you benefit on one level because you have more access to funding. On the other side, though, you are hurt in a way because as the consumers get squeezed and lines are pulled from those that can't access the securitizations, and don't have as ready a deposit base, how do you see that impacting your business, a broad base and not to forget the Auto outlook, please?

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

The Auto outlook, we are still in the Auto business and we try to do credit right. We are not going to stop making loans because people think things might get worse. We are growing the Auto business carefully. We have tightened up standards there, as we have tightened them up everywhere else. It may be that we are just still in business, the line of business that is growing like that.

The other thing about how it affects us, as other people play in line, that is more of a question about how bad the recession will get. You know, obviously the worst the recession gets, the worse it is for us. But we are not going to sit here and spend a lot of time worrying about what other people are doing.

We are going to just build our own business. In a lot of these areas, we have been gaining a little bit of share. We are still open for business in the mortgage side, jumbo, Alt-A, subprime, even though we are doing very little of it. We are here for business. We are here for clients, ultimately. These franchises are great franchises that we want to grow for decades, not flip and flop every time the economy sneezes.

Meredith Whitney - Oppenheimer & Co. - Analyst

All right. Thanks.

Operator

Mr. Dimon and Mr. Cavanagh, there are no further questions at this time.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Okay, great. Thanks, everyone. Look forward to talking to you next quarter.

Jamie Dimon - JPMorgan Chase & Co. - Chairman, CEO

Thank you.

Mike Cavanagh - JPMorgan Chase & Co. - CFO

Thanks.

Operator

That does conclude today's call. Thank you for your participation. Have a good day.

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

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©2008, Thomson Financial. All Rights Reserved. 1800705-2008-04-16T18:01:55.980

The following slides were included in JPMorgan Chase & Co.'s First Quarter 2008 Investor Presentation:

Bear Stearns Transaction Update

- Expect closing by June 30, 2008
- Increase in capital at closing of approximately $5B +/-
  - Estimated adjustments to book value include:
    - Bear Stearns results through closing
    - Cost of de-leveraging / de-risking the balance sheet
    - Purchase accounting, restructuring, litigation, etc.
- Extraordinary gain will be reflected in 2Q08 results
- Ongoing merger costs in second half of 2008
- Capital ratios will remain strong after Bear Stearns transaction

FINANCIAL RESULTS

JPMorganChase

17

Bear Stearns Merger Integration Update

Execution

- Firmwide Merger Integration Office established
  - Each business area and function represented
- Day 1 Integration Plan / Milestones established
- 90% complete with acquisition suite selection

People

- Named new IB Management Team for the combined firm
- Aiming for next level of announcements by the end of April
- Completed people mapping - all 14,000 people tracked to appropriate JPM area
- Set up groundbreaking "Talent Network" to help place all employees not offered positions with JPMorgan Chase

Risks

- Aggregated and categorized all market / credit risk positions
- Revised risk limits to match appetite
- Progress made in hedging / de-risking outsized risk positions for combined firm

FINANCIAL RESULTS

JPMorganChase

18

Forward-Looking Statements

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase & Co. and The Bear Stearns Companies Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of JPMorgan Chase’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies’ outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto; the extent and duration of continued economic and market disruptions; adverse developments in the business and operations of Bear Stearns, including the loss of client, employee, counterparty and other business relationships; the failure of Bear Stearns stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain business and operational relationships; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause JPMorgan Chase’s results to differ materially from those described in the forward-looking statements can be found in the firm’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Additional Information

     In connection with the proposed merger, JPMorgan Chase will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase’s website (www.jpmorganchase.com) under the tab “Investor Relations” and then under the heading “Financial Information” then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Bear Stearns’s website (www.bearstearns.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

     JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about JPMorgan Chase’s executive officers and directors in its definitive proxy statement filed with the SEC on March 30, 2007. You can find information about Bear Stearns’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.